July 30, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Guardian Insurance & Annuity Company, Inc.
The Guardian Separate Account N
File No. 333-222952

Ladies/Gentlemen:

Pursuant to rule 461 under the Securities Act of 1933, The Guardian Insurance & Annuity Company, Inc., on behalf of The Guardian Separate Account N (the “Registrant”) hereby requests acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement Filed on Form N-6 for the variable life policies issued through the Registrant (File No. 333-222952) to the start of business on August 6, 2018 or as soon thereafter as reasonably practicable.

Very truly yours,

The Guardian Insurance & Annuity Company, Inc.

By:	/s/ Richard T. Potter, Jr.
Richard T. Potter, Jr.
Senior Vice President, Counsel & Assistant Corporate Secretary

July 30, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Guardian Insurance & Annuity Company, Inc.
The Guardian Separate Account N
File Number 333-222952

Ladies/Gentlemen:

Pursuant to rule 461 under the Securities Act of 1933, Park Avenue Securities LLC (“PAS”) joins The Guardian Insurance & Insurance & Annuity Company, Inc., on behalf of The Guardian Separate Account N (the “Registrant”) in hereby requesting acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-6 for the variable life policies issued through the Registrant (File No. 333-222952) to the start of business on August 6, 2018, or as soon thereafter as reasonably practicable.

Very truly yours,

PARK AVENUE SECURITIES LLC

By:	/s/ Richard T. Potter, Jr.
Richard T. Potter, Jr.
Vice President, Counsel & Assistant Corporate Secretary